

October 28, 2021

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
Alter Postplatz 2
6370 Stans, Switzerland

> **Re: NLS Pharmaceutics Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 22, 2021**
> **File No. 333-260435**

Dear Mr. Zwyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ron Ben-Bassat